Exhibit 4.46

AGREEMENT

Date: 15th January 2009

DRYSHIPS INC. (“DRYS” or “the Company”) a corporation incorporated in accordance with the laws of the Republic of the Marshall Islands.

CENTRAL MARE INC. (“CENTRAL” or “the Contractor”) or their guaranteed nominees a corporation incorporated in accordance with the laws of the Republic of Marshall Islands.

Whilst three (3) subsidiaries of DRYS have contracted with respective three companies, being subsidiary or otherwise associated with Geden Lines of Turkey (“GEDEN”) for the purchase of three (3) N/Bs/ Hulls. Relevant N/Bs/ Hulls and contracting parties are:

a)	Hull SWS 1128, Flash Shipping Ltd of Valletta, Malta as sellers and Belulu Limited of Majuro, Marshall Islands as buyers

b)	Hull KS 0002, Winter Shipping Ltd of Valletta, Malta as sellers and Mensa Enterprises Inc. of Majuro, Marshall Islands as buyers, and

c)	Hull KS 0003, Zen Navigation Ltd of Valletta, Malta as seller and Mandarin Shipholding Co. of Majuro, Marshall Islands as buyers.

Whilst Flash Shipping Ltd, a GEDEN associated company, which have contracted to sell the Hull SWS 1128 to Belulu Limited a subsidiary of DRYS (“the Buyers of Hull SWS 1128”) on or about 17th November 2008 tendered delivery of this Hull. Such tender of the Hull 1128 was rejected by the Buyers of Hull SWS 1128.

Whilst the Buyers of Hull SWS 1128 have commenced arbitration proceedings, before London Arbitrators, seeking declaration that they correctly rejected the tender of the Hull from the Sellers.

Whilst the Buyers of Hulls KS 0002 and KS 0003 have commenced arbitration proceedings before London Arbitrators seeking to have relevant sale and purchase contracts declared terminated and the return of the deposits; relevant Sellers have opposed these proceedings of the respective Buyers.

Whilst Geden Holdings Ltd a company incorporated in Valletta, Malta, wrote to DRYS seeking information from DRYS and complained, among others, about the Hull 1128 and other transactions.

Whilst CENTRAL has approached DRYS and is offering to buy out the three (3) subsidiaries of DRYS involved in the respective disputes with the respective GEDEN associated companies at a fee to be paid to CENTRAL and to be agreed against the release of DRYS from all and any liabilities arising out of or anyhow relating to the sale and purchase transactions involving GEDEN and/or the companies associated with GEDEN.

Whilst under the terms and time frame set out herebelow DRYS is prepared to contract with CENTRAL to achieve the release of DRYS in full and final settlement of all disputes between it and/or its subsidiaries with GEDEN or with companies associated with GEDEN.

IN THE PREMISES against respective good and valuable consideration the parties to this agreement have agreed as follows:

DRYS conditionally undertakes:

a)	to transfer title to CENTRAL in all shares of each one of the three (3) subsidiaries which have contracted with GEDEN and/or companies associated with GEDEN to purchase Hulls SWS 1128, KS 0002 and KS 0003.

b)	to pay to CENTRAL a fee of USD 80 million payable as follows:

i.	$30 million in cash on the day the conditions set out below are met i.e. on closing

ii.	$25 million in cash or shares of DRYS in DRYS option, 30 days after (i) above has been paid

iii.	$25 million in cash or shares of DRYS in DRYS option, 60 days after (i) above has been paid

The amount of shares payable in the Company’s options under items (ii) and (iii) above are agreed to be and are fixed to 2,598,753 shares respectively, at an applicable price of 9.62 per share being the average closing price of the Company’s shares the preceding 30 trading sessions from Friday 9th January 2009 inclusive.

Settlement of the above shall only take place upon CENTRAL tendering evidence satisfactory to the Company and to the Company’s legal counsel of following conditions precedent:

1.	written, irrevocable, full release of the Company and its Officers, Directors, agents or authorized representatives, by the GEDEN associated companies, from all and any liabilities past, present or contingent anyhow arising or relating to the guarantees given by the Company in connection with the purchase of Hulls SWS 1128, KS 0002 and KS 0003 or otherwise whether under contract, tort or otherwise.

2.	Written evidence of full release of the Company from FORTIS BANK or otherwise evidence of prior irrevocable termination of all and any interest of FORTIS BANK (and/or its successor entities) in relevant sale and purchase transactions.

3.	Written evidence that Geden Holdings Ltd has withdrawn any report filed with NASDAQ or the SEC (or any other Authorities or other entities or persons in the U.S. or any other jurisdiction) as incorrect and filed in error. Further, evidence of full release of DRYS and its Officers, Directors, agents or authorized representatives from any complaint that they have violated any securities laws or regulations including a confirmation from Mr. Simon Harter, a New York attorney that there is no ground of complaint and an acknowledgement of a settlement of all purported claims.

4.	Written confirmation from CENTRAL that DRYS have fully performed all its obligations pursuant to this Agreement.

This Agreement shall cease to be binding and effective if due to whatever cause, including force majeure, CENTRAL was unable to fully perform under this Agreement latest by 30th day of January 2009.

This Agreement shall in all respects be governed by and interpreted in accordance with English Law.

Any and all disputes arising out of or in relation to this Agreement shall exclusively be resolved through Arbitration to be conducted in London, U.K., in accordance with the applicable laws of England and relevant rules and procedure set out by the London Maritime Arbitration Association.

Each one of the parties to this Agreement authorises that all notices under or relating to this Agreement may be given to the respective party as follows:

a) to DRYS c/o INCE PROCESS AGENTS LTD of 1, St. Katharine’s Way, London E1W 1UN, U.K. (Attn: Mr. Michael Volikas, Partner) and

b) to CENTRAL c/o TOP TANKERS (UK) LIMITED of 8, Duke Street, W1U 3EW, London, U.K.”.

This Agreement was signed by authorised representatives of the parties this 15th day of January 2009 as follows:

For DRYSHIPS INC.	For CENTRAL MARE INC.

/s/ GEORGIOS PAGKALOS
Name:	Name:	GEORGIOS PAGKALOS
Capacity:	Capacity:	PRESIDENT/DIRECTOR

ADDENDUM NO. 1

to the agreement dated 15th January 2009

(the “Agreement”)

between

DRYSHIPS INC. of Marshall Islands

(the “Company”)

and

CENTRAL MARE INC. of Marshall Islands

(“Central”)

It is hereby noted and agreed that:

WHEREAS pursuant to the terms of the Agreement, the Company agreed to pay to Central a fee of USD 80 million in three installments, as follows:

a)	USD 30 million in cash on the closing date

b)	USD 25 million in cash or shares of the Company, at the Company’s option, 30 days after payment of the first installment

c)	USD 25 million in cash or shares of the Company, at the Company’s option, 60 days after payment of the first installment

WHEREAS the Company has made the payment of the first installment under item (i) above on January 21st, 2009, receipt whereof is hereby acknowledged by Central.

WHEREAS the Company has not to the present date made the above payments of the second and third installments under item (ii) and (iii) above, respectively.

In full and final resolution of all claims and disputes between the parties, IT IS HEREBY AGREED THAT:

(a)	The Company undertakes to pay to Central the second and third installments together on the same date in the amount of USD 50 million, based on the closing price of the Company’s common stock on the Nasdaq Global Market on the trading day immediately prior to the date of issuance.

(b)	The Company further undertakes that the issuance of above shares will be effected by Wednesday, 18th March 2009 or as soon as feasible thereafter.

(c)	Central accepts that any issuance of shares within such framework shall be conclusively deemed to be in full and final settlement of all claims and disputes against the Company whatsoever and howsoever arising under the Agreement and shall retain no claim whatsoever.

(d)	Central nominates the following Marshall Islands companies as beneficiaries of above shares:

a.	Fulmonde Shipholding Ltd.

b.	Granita Investments Inc.

c.	Syriana Investments Inc.

d.	Newmark Holdings Limited

e.	Omni Holdings Limited

each to receive an equal amount of shares.

All other terms and conditions of the Agreement remain in full force and effect.

This 18th day of March 2009

For DRYSHIPS INC.		For CENTRAL MARE INC.

/s/ George Xiradakis		/s/ Georgios Pagkalos
Name:	George Xiradakis	Name:	Georgios Pagkalos
Title:	Director	Title:	Director